Exhibit 99.1

YPF Sociedad Anónima Announces Second Amendment to Exchange Offers and Consent Solicitation

January 25, 2021— Buenos Aires, Argentina

YPF Sociedad Anónima (“YPF” or the “Company”) today announced its decision to amend the terms and conditions of its Exchange Offers and Consent Solicitation initially described in its Exchange Offer and Consent Solicitation Memorandum dated January 7, 2021, as first amended on January 14, 2021 (the “Exchange Offer and Consent Solicitation Memorandum”). Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Exchange Offer and Consent Solicitation Memorandum.

The Company has revised the terms and conditions of the Exchange Offers and Consent Solicitation mainly to:

•	provide for the accrual of interest under the New Notes, and their payment in cash in arrears, from the Settlement Date, at the rates set out in Table A;

•	provide for an increase in interest rates from January 1, 2023 until maturity for the New Secured 2026 Notes and the New 2029 Notes, as set out in Table A;

•	adjust the Exchange Consideration to reflect the improvements in the accrual of interest on the New Notes from the Settlement Date, as set out in Table B;

•	amend the interest payment dates for the New Secured 2026 Notes and principal amortization schedules for the New Secured 2026 Notes and the New 2029 Notes;

•	amend the final stated maturity for the New Secured 2026 Notes and the New 2029 Notes;

•	exclude the possibility of issuing additional New Secured 2026 Notes after the Settlement Date;

•	add certain covenants to the terms and conditions of the New Notes;

•

for the New Secured 2026 Notes, increase the amount of the cumulative twelve (12) months export collections required to flow through the Export Collection Account from 110% to 120% of the principal and interest payments due within twelve (12) months of the date of determination;

•

increase the cash balance required to be held in the Reserve and Payment Account to 125% of the principal and interest due on the two (2) next succeeding quarterly Payment Dates under the New Secured 2026 Notes;

•	include a pledge on certain shares held by YPF in YPF Energía Eléctrica S.A. as additional security for the New Secured 2026 Notes;

•	amend the definitions of “Indebtedness” and “Consolidated EBITDA” for the New Notes; and

•

extend the (i) Withdrawal Deadline from 5:00 pm, New York City time, on January 21, 2021 to 5:00 p.m., New York City time, on February 1, 2021, (ii) Expiration Time from 11:59 p.m., New York City time, on February 4, 2021 to 11:59 p.m., New York City time, on February 5, 2021, (iii) Acceptance Date from February 5, 2021 to February 8, 2021, (iv) Execution of the Old Supplemental Indenture from January 26, 2021 to February 11, 2021 and (v) Settlement Date from February 9, 2021 to February 11, 2021, in each case, unless further extended.

Table A – New Notes

New Notes	Interest rate (per annum)	Principal Amount
New Secured 2026 Notes	4.000% from the Settlement Date through and including December 31, 2022 and, thereafter, will accrue interest at a rate equal to 9.000% per annum through maturity in 2026	Minimum of US$ 500,000,000
New 2029 Notes	2.500% from the Settlement Date through and including December 31, 2022 and, thereafter, will accrue interest at a rate equal to 9.000% per annum through maturity in 2029	Minimum of US$ 500,000,000
New 2033 Notes	1.500% from the Settlement Date through and including December 31, 2022 and, thereafter, will accrue interest at a rate equal to 7.000% per annum through maturity 2033	Minimum of US$ 500,000,000

Table B – Exchange Ratios

Title of Old Notes(1)	CUSIPs and ISINs (144A and Reg S)	Outstanding Aggregate Principal Amount	Exchange Consideration(2)
2021 Old Notes	984245AM2 / US984245AM20 P989MJBG5 / USP989MJBG51	US$ 412,652,000	US$949 principal amount of New Secured 2026 Notes and US$158 cash payment
2024 Old Notes	984245AK6 / US984245AK63 P989MJAY7 / USP989MJAY76	US$ 1,522,165,000	US$439 principal amount of New Secured 2026 Notes and US$700 principal amount of New 2029 Notes
March 2025 Old Notes	984245AT7 / US984245AT72 P989MJBQ3 / USP989MJBQ34	US$ 542,806,000	US$1,059 principal amount of New Secured 2026 Notes or US$509 principal amount of New Secured 2026 Notes and US$625 principal amount of New 2029 Notes
July 2025 Old Notes	984245AL4 / US984245AL47 P989MJBE0 / USP989MJBE04	US$ 1,500,000,000	US$121 principal amount of New Secured 2026 Notes, US$650 principal amount of New 2029 Notes and US$350 principal amount of New 2033 Notes
2027 Old Notes	984245AQ3 / US984245AQ34 P989MJBL4 / USP989MJBL47	US$ 1,000,000,000	US$100 principal amount of New Secured 2026 Notes, US$250 principal amount of New 2029 Notes and US$750 principal amount of New 2033 Notes
2029 Old Notes	984245AS9 / US984245AS99 P989MJBP5 / USP989MJBP50	US$ 500,000,000	US$140 principal amount of New Secured 2026 Notes and US$1,000 principal amount of New 2033 Notes
2047 Old Notes	984245AR1 / US984245AR17 P989MJBN0 / USP989MJBN03	US$ 750,000,000	US$115 principal amount of New Secured 2026 Notes and US$950 principal amount of New 2033 Notes

(1)

The Old Notes are currently listed on the Luxembourg Stock Exchange and admitted for trading on the Euro MTF Market. The 2021 Old Notes, July 2025 Old Notes, 2027 Old Notes, 2029 Old Notes and 2047 Old Notes are currently admitted for trading in the MAE (as defined herein). The 2024 Old Notes and March 2025 Old Notes are currently listed on the ByMA (as defined herein) and admitted for trading in the MAE.

(2)

Per US$ 1,000 principal amount of Old Notes validly tendered and accepted for exchange. The Exchange Consideration (as defined herein) has been calculated taking into account accrued and unpaid interest under the Old Notes being exchanged from the last applicable interest payment date to, but not including, the Settlement Date (“Accrued Interest”). Therefore, Eligible Holders who validly tender their Old Notes will not be entitled to receive any cash payment for any Accrued Interest on the Old Notes (in the case of the holders of 2021 Old Notes, such amount is included in the cash payment of the Exchange Consideration). No additional payments will be made in connection with the Consent Solicitation.

The Company has prepared a revised Exchange Offer and Consent Solicitation Memorandum dated January 25, 2021 setting forth the modifications to the Exchange Offers and Consent Solicitation described herein (the “Amended Exchange Offer and Consent Solicitation Memorandum”).

Except as expressly amended in the Amended Exchange Offer and Consent Solicitation Memorandum to the extent specifically provided therein, all terms of the Exchange Offers and Consent Solicitation contemplated in the Exchange Offer and Consent Solicitation Memorandum and all other disclosures set forth in the Exchange Offer and Consent Solicitation Memorandum and the annexes thereto remain unchanged.

Eligible Holders who delivered their Proxies pursuant to the Consent Solicitation prior to the date hereof and do not revoke their Proxies prior to the Withdrawal Deadline shall be deemed to have accepted the terms and conditions of the Exchange Offers and Consent Solicitation as amended pursuant to the Amended Exchange Offer and Consent Solicitation Memorandum. Direct Participants who have already submitted Proxies do not need to take any further action.

As of January 21, 2020, 5:00p.m. New York Time, the Company had received instructions to tender and Proxies from Eligible Holders representing: (i) 6.89% of the aggregate principal amount outstanding of 2021 Old Notes (Series XLVII Notes); (ii) 18.07% of the aggregate principal amount outstanding of 2024 Old Notes (Series XXVIII Notes); (iii) 14.48% of the aggregate principal amount outstanding of March 2025 Old Notes (Series XIII Notes); (iv) 12.53% of the aggregate principal amount outstanding of July 2025 Old Notes (Series XXXIX Notes); (v) 9.47% of the aggregate principal amount outstanding of 2027 Old Notes (Series LIII Notes); (vi) 9.35% of the aggregate principal amount outstanding of 2029 Old Notes (Series I Notes); and (vi) 13.76% of the aggregate principal amount outstanding of 2047 Old Notes (Series LIV Notes).

We have not registered the New Notes under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities law. The New Notes are being offered for exchange only (i) to holders of Old Notes that are “qualified institutional buyers” as defined in Rule 144A under the Securities Act (“QIBs”), in a private transaction in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 4(a)(2) thereof and (ii) outside the United States, to holders of Old Notes who are (A) not “U.S. persons” (as defined in Rule 902 under the Securities Act, “U.S. Persons”) and who are not acquiring New Notes for the account or benefit of a U.S. Person, in offshore transactions in reliance on Regulation S under the Securities Act, and (B) Non-U.S. qualified offerees. Only holders of Old Notes who have returned a duly completed Eligibility Letter certifying that they are within one of the categories described in the immediately preceding sentence are authorized to receive and review the Exchange Offer and Consent Solicitation Memorandum and to participate in the Exchange Offers and Consent Solicitation (such holders, “Eligible Holders”). In addition, Eligible Holders will need to specify in the Eligibility Letter whether they are Argentine Entity Offerees or Non-Cooperating Jurisdiction Offerees (each as defined in the Eligibility Letter).

Although the Company currently has no plans or arrangements to do so, it reserves the right to further amend, at any time, the terms of any Exchange Offer or Consent Solicitation in accordance with applicable law. The Company will give Eligible Holders notice of any amendments and will extend the Expiration Time, if required by applicable law.

D.F. King is acting as the Information and Exchange Agent for the Exchange Offers and Consent Solicitation. Questions or requests for assistance related to any of the Exchange Offers and Consent Solicitation or for additional copies of the Exchange Offer and Consent Solicitation Documents may be directed to D.F. King & Co., Inc. by telephone at +1 (800) 848-3410 (U.S. toll free) and +1 (212) 269-5550 (collect), in writing at 48 Wall Street, New York, New York 10005, by email to ypf@dfking.com or by facsimile transmission at (212) 709-3328. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offers and Consent Solicitation. The Exchange Offer and Consent Solicitation Documents are available for Eligible Holders at the following web address: www.dfking.com/ypf.

Citigroup Global Markets Inc., HSBC Securities (USA) Inc., Itau BBA USA Securities, Inc., and Santander Investment Securities Inc. are acting as dealer managers (the “Dealer Managers”) for the Exchange Offers and Consent Solicitation.

Citigroup Global Markets Inc.	HSBC Securities (USA) Inc.	Itau BBA USA Securities, Inc.	Santander Investment Securities Inc.
388 Greenwich Street, 7th Floor New York, New York 10013 United States	452 Fifth Avenue New York, New York 10018 United States	540 Madison Avenue, 24th Floor New York, NY 10022 United States	45 East 53rd Street 5th Floor New York, New York 10022 United States

Attention: Liability Management Group Call Collect: (212) 723-6106 US Toll-Free: (800) 558-3745	Attention: Global Liability Management Group Toll Free: +1 (888) HSBC-4LM Collect: +1 (212) 525-5552 lmamericas@us.hsbc.com	Attention: Debt Capital Markets Collect: +1 (212) 710-6749 Toll Free: +1 (888) 770-4828	Attention: Liability Management Collect: +1 (212) 940-1442 Toll Free: +1 (855) 404-3636

Important Notice

This announcement is not an offer of securities for sale in the United States, and none of the New Notes (as defined in the Amended Exchange Offer and Consent Solicitation Memorandum) have been or will be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or under any state securities law. They may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons, except pursuant to an exemption from, or in a transaction not subject to the registration requirements of, the Securities Act. This press release does not constitute an offer of the New Notes for the sale, or the solicitation of an offer to buy any securities in any state or other jurisdiction in which any offer, solicitation, or sale would be unlawful. Any person considering making an investment decision relating to any securities must inform itself independently based solely on an offering memorandum to be provided to eligible investors in the future in connection with any such securities before taking any such investment decision.

This announcement is directed only to holders of Old Notes who are (A) “qualified institutional buyers” as defined in Rule 144A under the Securities Act or (B) (w) outside the United States as defined in Regulation S under the Securities Act, (x) if located within a Member State of the European Economic Area (“EEA”), “qualified investors” as defined in Regulation (EU) 2017/1129 (the “Prospectus Regulation”), (y) if located in the United Kingdom, “qualified investors” as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”) and (z) if outside the EEA or the UK, are eligible to receive this offer under the laws of its jurisdiction (each an “Eligible Holder”). No offer of any kind is being made to any beneficial owner of Eligible Bonds who does not meet the above criteria or any other beneficial owner located in a jurisdiction where any of the Exchange Offers and Consent Solicitation are not permitted by law.

The distribution of materials relating to any of the Exchange Offers and Consent Solicitation may be restricted by law in certain jurisdictions. Any of the Exchange Offers and Consent Solicitation are void in all jurisdictions where they are prohibited. If materials relating to the Exchange Offers and Consent Solicitation come into your possession, you are required by the Company to inform yourself of and to observe all of these restrictions. The materials relating to the Exchange Offers and Consent Solicitation, including this communication, do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the Exchange Offers and Consent Solicitation be made by a licensed broker or dealer and a dealer manager or any affiliate of a dealer manager is a licensed broker or dealer in that jurisdiction, the Exchange Offers and Consent Solicitation shall be deemed to be made by the dealer manager or such affiliate on behalf of the Company in that jurisdiction.

Forward-Looking Statements

All statements in this press release, other than statements of historical fact, are forward-looking statements. These statements are based on expectations and assumptions on the date of this press release and are subject to numerous risks and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements. Risks and uncertainties include, but are not limited to, market conditions, and factors over which the Company has no control. The Company assumes no obligation to update these forward-looking statements, and does not intend to do so, unless otherwise required by law.

Notice to Investors in the European Economic Area and the United Kingdom

The New Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation. The expression an offer includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes. Consequently, no key information document required by Regulation (EU) 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the New Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore otherwise offering or selling the New Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

United Kingdom

The New Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the EUWA; or (ii) a customer within the meaning of the provisions of the UK Financial Services and Market Act 2000 (“FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation as it forms part of domestic law by virtue of the EUWA.

This document has not been approved by an authorized person for the purposes of section 21 of the FSMA. This document is only being distributed to and is only directed at: (i) persons who are outside the United Kingdom; or (ii) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”); or (iii) persons falling within Articles 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order; or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any New Notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied upon by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such New Notes will be engaged in only with relevant persons.